Exhibit 99.2

Exhibit 99.2.1

ARTICLES OF ASSOCIATION

OF

SCAILEX CORPORATION LTD.

Revised to incorporate amendments to and including 31st December 2007

THE COMPANIES ORDINANCE

A COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

SCAILEX CORPORATION LTD.

PRELIMINARY

1.	Second Schedule Excluded

        The regulations contained in the second schedule to the Companies Ordinance (New Version) 5743-1983 (the “Companies Ordinance”) shall not apply to the Company.

2.	Interpretation

        (a) Unless the subject or the context otherwise requires: words and expressions defined in the Companies Ordinance in force on the date when these Articles, or any amendment thereto, as the case may be, first became effective shall have the same meanings herein; words and expressions importing the singular shall include the plural and vice versa; words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.

        (b) The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the constructions of any provision hereof.

        (c) Any reference in these Articles to the “Companies Ordinance” shall mean a reference to the Companies Ordinance or the Companies Law 5759-1999 (the “Companies Law”), as applicable in the context.

3.	Non-Private Company

        The Company is a non-private company.

SHARE CAPITAL

4.	Share Capital

        The share capital of the Company is seven million, two hundred thousand New Israeli Shekels (NIS 7,200,000), divided into sixty million (60,000,000) Ordinary Shares of a nominal value of twelve Agora (NIS 0.12) each, all ranking pari passu.

5.	Increase of Share Capital

        (a) The Company may, from time to time, by Special Resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such Special Resolution shall provide.

        (b) Except to the extent otherwise provided in such Special Resolution, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

6.	Special Rights; Modification of Rights

        (a) Subject to the provisions of the Memorandum of Association of the Company, and without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by Special Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such Special Resolution.

        (b)       (i) If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by Special Resolution, subject to the consent in writing of the holders of seventy-five percent (75%) of the issued shares of such class or the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of such class.

(ii) The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, provided, however, that the requisite quorum at any such separate General Meeting shall be one or more members present in person or proxy and holding not less than seventy-five percent (75%) of the issued shares of such class.

(iii) Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

7.	Consolidation, Subdivision and Cancellation of Share Capital

        (a) The Company may, from time to time, by Special Resolution (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

(i) consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares,

(ii) subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by the Memorandum of Association (subject, however, to the provisions of Section 144(4) of the Companies Ordinance), or

(iii) cancel any shares which, at the date of the adoption of such Special Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of shares so canceled.

        (b) With respect of any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii) allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii) redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv) cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 7(b)(iv).

SHARES

8.	Issua of Share Certificates; Replacement of Lost Certificates

        (a) Share certificates shall be issued under the seal or the rubber stamp of the Company and shall bear the signatures or two Directors (or if there be only one Director, the signature of such Director), or of any other person or persons authorized thereto by the Board of Directors.

        (b) Each member shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares. Each certificate may specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

        (c) A share certificate registered in the names of two or more persons shall be delivered to the person first named on the Register of Members in respect of such co-ownership.

        (d) If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

9.	Registered Holder

        Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

10.	Allotment of Shares

        The unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 12(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Ordinance, at a discount, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount, during such time and for such consideration as the Board of Directors may think fit.

11.	Payment in Installments

        If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share or the person(s) entitled thereto.

12.	Calls on Shares

        (a) The Board of Directors may, from time to time, make such calls as it may think fit upon members in respect of any sum unpaid in respect of shares held by such members which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each member shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

        (b) Notice of any call shall be given in writing to the member(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made, provided, however, that before the time for any such payment, the Board of Directors may, by notice in writing to such member(s), revoke such call in whole or in part, extend such time, or alter such person and/or place. In the event of a call payable in installments, only one notice thereof need be given.

        (c) If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

        (d) The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

        (e) Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

        (f) Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

13.	Prepayment

        With the approval of the Board of Directors, any member may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

14.	Forfeiture and Surrender

        (a) If any member fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys’ fees and costs of suits, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

        (b) Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such member, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall be not less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall estop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

        (c) Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

        (d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

        (e) Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

        (f) Any member whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the member in question (but not yet due) in respect of all shares owned by such member, solely or jointly with another.

        (g) The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall estop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 14.

15.	Lien

        (a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each member (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such member in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared in respect of such shares. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

        (b) The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such member, his executors or administrators.

        (c) The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such member (whether or not the same have matured), and the residue (if any) shall be paid to the member, his executors, administrators or assigns.

16.	Sale After Forfeiture or Surrender or in Enforcement of Lien

        Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint some person to execute an instrument of transfer of the shares so sold and cause the purchaser’s name to be entered in the Register of Members in respect of such shares, and the purchaser shall not be bound to see to the regularity of proceedings, or to the application of the purchase money, and after his name has been entered in the Register of Members in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.	Redeemable Shares

        The Company may, subject to applicable law, issue redeemable shares and redeem the same.

18.	Conversion of Shares into Stock

        (a) The Board of Directors may, with the sanction of the members previously given by Special Resolution, convert any paid-up shares into stock, and may, with like sanction, reconvert any stock into paid-up shares of any denomination.

        (b) The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations, as the shares from which the stock arose might have been transferred prior to conversion, or as near thereto as circumstances admit, provided, however, that the Board of Directors may from time to time fix the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares from which such stock arose.

        (c) The holders of stock shall, in accordance with the amount of stock held by them, have the same rights and privileges as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which such stock arose, but no such right or privilege, except participation in the dividends and profits of the Company, shall be conferred by any such aliquot part of such stock as would not, if existing in shares, have conferred that right or privilege.

        (d) Such of the Articles of the Company as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” (or “member”) therein shall include “stock” and “stockholder”.

TRANSFER OF SHARES

19.	Registration of Transfer

        No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Members in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

20.	Record Date for Notices of General Meetings

        Any other provision of these Articles to the contrary notwithstanding, the Board of Directors may fix a date, not exceeding Ninety (90) days prior to the date of any General Meeting, as the date as of which shareholders entitled to notice of and to vote at such meeting shall be determined, and all persons who were holders of record of voting shares on such date and no others shall be entitled to notice of and to vote at such meeting.

TRANSMISSION OF SHARES

21.	Decedents’ Shares

        (a) In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

        (b) Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a member in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

22.	Receivers and Liquidators

        (a) The Company may recognize the receiver or liquidator of any corporate member in winding-up or dissolution, or the receiver or trustee in bankruptcy of any member, as being entitled to the shares registered in the name of such member.

        (b) The receiver or liquidator of a corporate member in winding-up or dissolution, or the receiver or trustee in bankruptcy of any member, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a member in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

23.	Annual General Meeting

        An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place, either within or without the State of Israel, as may be determined by the Board of Directors.

24.	Extraordinary General Meetings

        All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”. The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting, at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a requisition in writing in accordance with Section 109 of the Companies Ordinance.

25.	Notice of General Meetings; Omission to Give Notice

        (a) Not less than seven (7) days’ prior notice shall be given of every General Meeting, provided, however, that a Special Resolution shall not be passed unless at least twenty-one (21) days’ prior notice shall have been given of the meeting at which it is proposed to pass the same. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, said notice to be given to all members who would be entitled to attend and vote at such meeting. Anything herein to the contrary notwithstanding, with the consent of all members entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given. Notices may be given to the registered shareholders of the Company in the manner permitted under Article 69 hereof.

        (b) The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

PROCEEDINGS AT GENERAL MEETINGS

26.	Quorum

        (a) Two or more members (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

        (b) If within half an hour from the time appointed for a meeting a quorum is not present, the meeting, if convened upon requisition under Section 109 of the Companies Ordinance, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any two (2) members (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

27.	Chairman

        The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company. If there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the members present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

28.	Adoption of Resolutions at General Meetings

        (a)       (i) An Ordinary Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

(ii) A Special or Extraordinary Resolution shall be deemed adopted if approved by the holders of not less than seventy-five percent (75%) of the voting power represented at the meeting in person or by proxy and voting thereon.

        (b) Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any member present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another member may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.

        (c) A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

29.	Resolutions in Writing

        A resolution in writing signed by all members of the Company then entitled to attend and vote at General Meetings or to which all such members have given their written consent (by letter, telegram, telex or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

30.	Power to Adjourn

        (a) The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

        (b) It shall not be necessary to give any notice of an adjournment, whether pursuant to Article 26(b) or Article 30(a), unless the meeting is adjourned for thirty (30) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

31.	Voting Power

        Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every member shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.	Voting Rights

        (a) No member shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him in respect of his shares in the Company have been paid, but this Article 32(a) shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to Article 6(b).

        (b) A company or other corporate body being a member of the Company may duly authorize any persons to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such member all the powers which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

        (c) Any member entitled to vote may vote either personally or by proxy (who need not be a member of the Company), or, if the member is a company or other corporate body, by a representative authorized pursuant to Article 32(b).

        (d) If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

PROXIES

33.	Instrument of Appointment

        (a) The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I (Name of Shareholder) of (Address of Shareholder) being a member of (Name of Company) hereby appoint (Name of Proxy) of (Address of Proxy) as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of ________________ 19 ____ and at any adjournment(s) thereof. Signed this ______________ day of _______________ 19 _____ .

—————————————— (Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors. It shall be duly signed by the appointor or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

        (b) The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than twenty-four (24) hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.

        (c) The Board of Directors may determine, in its discretion, the matters that may be voted upon by ballot (without attendance in person or by proxy) at the meeting, in addition to the matters listed in Section 87(a) of the Companies Law.

34.	Effect of Death of Appointor or Revocation of Appointment

        A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death of the appointing member (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing member, if present in person at said meeting, may revoke the appointment by means of a writing, and notification to the Chairman, or otherwise.

BOARD OF DIRECTORS

35.	Powers of Board of Directors

        (a) In General

The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Ordinance, of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

        (b) Borrowing Power

The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

        (c) Reserves

The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall think fit, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments, and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

        (d) Contributions

The Board may, from time to time, authorize the Company to make contributions in reasonable amounts for charitable, public or other worthy causes which it deems appropriate.

36.	Exercise of Powers of Board of Directors

        (a) A meeting of the Board of Directors at which a quorum is present (in person, by means of a conference call or any other means enabling each director participating in such meeting to communicate orally or in writing in the course of the meeting with the other directors participating in such meeting, or in any other way the Board of Directors thinks fit) shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

        (b) A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

        (c) A resolution in writing signed by all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee (Va’adat Bikoret) and in the absence of such determination – by the Chairman of the Board of Directors) or to which all such Directors have given their consent (by letter, telegram, telex, facsimile (telecopier), electronic mail or otherwise, or by oral communication, telephone or otherwise, to the Chairman or Secretary of the Company and confirmed in writing by such officer) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.

37.	Delegation of Powers

        (a) The Board of Directors may, subject to the provisions of the Companies Ordinance, delegate any or all of its powers to committees, each consisting or two or more persons (who are Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers. Without limiting the scope of the foregoing, the Board of Directors may delegate to a committee its power, authority and discretion to approve transactions, which are not “extraordinary transactions”, of the type referred to in Section 270(1) of the Companies Law.

        (b) Without derogating from the provisions of Article 50, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may think fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Ordinance, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it thinks fit.

        (c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it thinks fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may think fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.	Number of Directors

        The Board of Directors of the Company shall consist of such number of Directors (not less than five nor more than fifteen) as may be fixed, from time to time, by Ordinary Resolution of the Company.

39.	Election and Removal of Directors

        The holders of a majority of the voting power represented at a General Meeting by person or by proxy and voting on the election of Directors at said Meeting shall be entitled to elect all or any of the Directors, may remove any Director(s) from office and may fill any vacancy, however created, in the Board of Directors.

40.	Qualification of Directors

        No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

41.	Continuing Directors in the Event of Vacancies

        In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and, pending the filling of any vacancy pursuant to the provisions of Article 39, may temporarily fill any such vacancy, provided, however, that if they number less than a majority of the number provided pursuant to Article 38 hereof, they may only act in an emergency, and may call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 38 hereof are in office as a result of said meeting.

42.	Vacation of Office

        (a) The office of a Director shall be vacated, ipso facto, upon his death, or if he be found lunatic or become of unsound mind, or if he become bankrupt, or, if the Director is a company, upon its winding-up.

        (b) The office of a Director shall be vacated by his written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

43.	Remuneration of Directors

        No Director shall be paid any remuneration by the Company for his services as Director except as may be approved pursuant to the provisions of the Companies Ordinance.

44.	Conflict of Interests

        (a) Subject to the provisions of the Companies Ordinance, no Director shall be disqualified by virtue of his office from holding any office or place of profit under the Company or under any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Ordinance, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, no later than the first meeting of the Board of Directors after the acquisition of his interest.

        (b) Subject to the provisions of the Companies Law, the entering into of a transaction by the Company with an Office Holder or a third party in which an Office Holder has a personal interest (as more fully described in Section 270(1) of the Companies Law), which is not an “extraordinary transaction” shall, if such Office Holder is a Director or the General Manager, be approved in such manner as may be prescribed by the Board of Directors, from time to time, and in the absence of thereof, will require the approval of the Board of Directors. If such Office Holder is not a Director, then such transaction shall be approved in such manner as may be prescribed by the General Manager from time to time and in the absence of any such determination, with the approval of the General Manager, according to guidelines from the Board of Directors.

45.	Alternate Directors

        (a) A Director may, by written notice to the Company, appoint an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Unless the appointing Directors, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, and for all purposes.

        (b) Any notice given to the Company pursuant to Article 45(a) shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

        (c) An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further than an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present.

        (d) Any natural person, whether or not he be a member of the Board of Directors, may act as an Alternate Director. One person may act as Alternate Director for several Directors, and in such event he shall have a number of votes (and shall be treated as the number of persons for purposes of establishing a quorum) equal to the number of Directors for whom he acts as an Alternate Director. If an Alternate Director is also a Director in his own right, his rights as an Alternate Director shall be in addition to his rights as a Director.

        (e) An Alternate Director shall alone be responsible for his own acts and defaults, and he shall not be deemed the agent of the Director(s) who appointed him.

        (f) The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceases to be a Director.

PROCEEDINGS AT THE BOARD OF DIRECTORS

46.	Meetings

        (a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

        (b) Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than fourteen (14) days’ notice shall be given of any meeting so convened.

47.	Quorum

        Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence of a majority of the Directors then in office who are lawfully entitled to participate in the meeting (as conclusively determined by the Chairman of the Audit Committee (Va’adat Bikoret) and in the absence of such determination – by the Chairman of the Board of Directors) but shall not be less than two. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present when the meeting proceeds to business.

48.	Chairman of the Board of Directors

        The Board of Directors may from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting, or if he is unwilling to take the chair, the Directors present shall choose one of their number to be the chairman of such meeting.

49.	Validity of Acts Despite Defects

        All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

GENERAL MANAGER

50.	General Manager

        The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as General Manager(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including Managing Director, Director General or any similar or dissimilar title) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Ordinance and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

MINUTES

51.	Minutes

        (a) Minutes of each General Meeting and of each meeting of the Board of Directors shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

        (b) Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

52.	Declaration of Dividends

        Subject to the provisions of the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors appropriate. The Board of Directors shall determine, and may authorize, subject to applicable law, any of its directors and/or officers to determine, the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

53.	Funds Available for Payment of Dividends

        No dividend shall be paid other than as permitted under the Companies Law.

54.	Amount Payable by Way of Dividends

        Subject to the rights of the holders of shares with special rights as to dividends, any dividend paid by the Company shall be allocated among the members entitled thereto in proportion to the nominal value of their respective holdings of the shares in respect of which such dividend is being paid.

55.	Interest

        No dividend shall carry interest as against the Company.

56.	Payment in Specie

        Subject to the provisions of the Companies Law, upon the declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock of the Company or of any other companies, or in any one or more of such ways.

57.	Capitalization of Profits, Reserves, etc.

        Subject to the provisions of the Companies Law, upon the resolution of the Board of Directors, the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

58.	Implementation of Powers Under Articles 56 and 57

        For the purpose of giving full effect to any resolution under Articles 56 or 57, and without derogating from the provisions of Article 7(b) hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution to any members upon the footing of the value so fixed, or that fractions of less nominal value than the nominal value of one Ordinary Share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with Section 130 of the Companies Ordinance, and the Board of Directors may appoint any person to sign such contract on behalf of the person entitled to the dividend or capitalized fund.

59.	Deductions from Dividends

        The Board of Directors may deduct from any dividend or other moneys payable to any member in respect of a share any and all sums of money then payable by him to the Company on account of calls.

60.	Retention of Dividends

        (a) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward the satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

        (b) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a member, or which any persons is, under said Articles, entitled to transfer, until such person shall become a member in respect of such share or shall transfer the same.

61.	Unclaimed Dividends

        All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof. The principal (and only the principal) of an unclaimed dividend or such other moneys shall be, if claimed, paid to a person entitled thereto.

62.	Mechanics of Payment

        Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

63.	Receipt from a Joint Holder

        If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

64.	Books of Account

        The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Ordinance and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by Ordinary Resolution of the Company.

65.	Audit

        At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

66.	Auditors

        The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law. Notwithstanding anything to the contrary herein, the term of the auditors may be extended beyond the next annual meeting, if so specified in the Shareholder Resolution that authorized the appointment of the auditors. The Board of Directors shall have the authority to fix, in its discretion, the remuneration of the auditor(s) for their auditing services and may delegate such authority to the Audit Committee of the Company.

BRANCH REGISTERS

67.	Branch Registers

        Subject to an in accordance with the provisions of Sections 71 to 80, inclusive, of the Companies Ordinance and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

RIGHTS OF SIGNATURE, STAMP AND SEAL

68.	Rights of Signature, Stamp and Seal

        (a) The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

        (b) The Company shall have at least one official stamp.

        (c) The Board of Directors may provide for a seal. If the Board of Directors so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

        (d) The Company may exercise the powers conferred by Section 102 of the Companies Ordinance regarding a seal for use abroad, and such powers shall be vested in the Board of Directors.

NOTICES

69.	Notices

        (a) Any written notice or other document may be served by the Company upon any member either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such member at his address as described in the Register of Members or such other address as the member may have designated in writing for the receipt of notices and other documents. Such designation may include a broker or other nominee holding shares at the instruction of the shareholder. Proof that an envelope containing a notice was properly addressed, stamped and mailed shall be conclusive evidence that notice was given. A declaration of an authorized person on behalf of the stock transfer agent of the Company or other distribution agent stating that a notice was mailed to a shareholder will suffice as proof of notice for purposes of this Article.

        (b) Any written notice or other document may be served by any member upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if mailed from outside Israel) to the Company at its Registered Address.

        (c) Any notice of General Meeting shall be deemed to be properly served by the Company on the date of mailing (when initially sent by mail) or on the date of transmission (when initially sent via facsimile (telecopier), cablegram, email or other electronic means and confirmed by mail), irrespective of the date upon which it was actually received, provided mailing, transmission (by any of the aforesaid means) or tendering in person to such member commenced or took place at least twenty one (21) days prior to the date upon which the said General Meeting is to be held.

        (d) Subject to paragraph (c) above, any notice or other document referred to in paragraph (a) or (b) of this Article shall be deemed to have been served forty-eight (48) hours (or twenty-four (24) hours provided both days are regular business days) after it has been mailed (five (5) days if sent internationally), or when actually received by the addressee if sooner than forty-eight hours, twenty-four hours or five days, as the case may be, after it has been mailed, or when actually tendered in person, to such member (or to the Secretary or the General Manager), provided, however, that notice may be sent by facsimile (telecopier), cablegram, email or other electronic means and confirmed by mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such facsimile (telecopier), cablegram, email or other electronic means has been sent or when actually received by such member (or by the Company), whichever is the earlier.

        (e) If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 69.

        (f) All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

        (g) Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

        (h) The mailing date, actual transmission or delivery date or publication date and the date of the meeting shall be counted as part of the days comprising any notice period.

        (i) Notwithstanding anything to the contrary herein: notice by the Company of a General Meeting which is published in two daily newspapers in the State of Israel shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Register of Members (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel.

        Notwithstanding anything to the contrary herein: notice by the Company of a General Meeting which is published in one daily newspaper in the United States or in one international wire service shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Registrar of Members (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.

INSURANCE AND INDEMNITY

70.	Exculpation, Indemnity and Insurance

        (a) For purposes of these Articles, the term “Office Holder” shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as “Nosei Misra” in the Companies Law.

        (b) Subject to the provisions of the Companies Law, the Company may prospectively exculpate an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company:

        (c) Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his or her capacity as an Office Holder, as follows:

(i) a financial obligation imposed on him or her in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court;

(ii) reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Office Holder and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii) reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

        The Company may (aa) undertake in advance to indemnify an Office Holder as aforesaid, provided that, in respect of Article 70(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify and (bb) indemnify an Office Holder as aforesaid following a determination to this effect made by the Company after the occurrence of the event in respect of which such Office Holder will be indemnified.

        (d) Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder by reason of an act performed in his or her capacity as an Office Holder, in respect of each of the following:

(i) a breach of his or her duty of care to the Company or to another person;

(ii) a breach of his or her duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

(iii) a financial obligation imposed on him or her in favor of another person.

        (e) The provisions of Article 70 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification for and/or exculpating from liability (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification for and/or such exculpating from liability shall be approved by the Audit Committee of the Company.

WINDING UP

71.	Winding Up

        If the Company be wound up, then, subject to applicable law and the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the members shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

Exhibit 99.2.2

THE COMPANIES ORDINANCE

A COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

SCAILEX CORPORATION LTD.

Incorporated in the State of Israel on 2nd November 1971

(Incorporating amendments to 31st December 2007)

THE COMPANIES ORDINANCE

A COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

SCAILEX CORPORATION LTD.

1.	The name of the Company is:

In English:	SCAILEX CORPORATION LTD.

2.	The objects for which the Company is established are:

(I)	(a)	(i)	To engage in the activity or business of developing, manufacturing, producing, processing, vending, purchasing, licensing (as licensor or licensee), leasing (as lessor or lessee), importing, exporting, supplying, distributing, acting as agent for or dealer in, or otherwise handling or dealing in any products, materials, goods, wares, components, equipment, systems, merchandise and movable property of every kind and description, and to engage in selling, promoting, leasing (as lessor or lessee), licensing (as licensor or licensee), importing, exporting, distributing, acting as agent for or dealer in, or otherwise handling or dealing in, any service.

(ii)	Toacquire, create, form, operate, encourage or otherwise promote or manage any kind of enterprise.

(b)	To engage, directly or indirectly, in any lawful undertaking or business whatsoever, mercantile, manufacturing or otherwise, in which it is lawful for a company to engage, or in which it would be lawful for an individual to engage, and to have and exercise all powers conferred by the State of Israel on companies organized for profit under the companies laws of the State of Israel.

(II)	(a)	To carry on the business of developing, manufacturing, distributing, selling and exporting electro-optical systems designated for use in the textile industry in connection with spinning, weaving, knitting and otherwise manufacturing or processing textiles of any kind or nature, and related materials and products, including fibre, yarn, knitwear and cloth of any kind or nature whatsoever.

(b)	To carry on the business of producing, manufacturing, working, improving, developing, importing, exporting, transportation, supply, marketing, distribution, trading, exploiting and dealing in technical and mechanical equipment, apparatus, tools, utensils, appurtenances, accessories, containers, packings, raw materials, products, good and materials, of all kinds and description and for any use whatsoever which the Company may consider expedient or conducive to be carried on in connection with all or any of its objects.

(c)	To deal in any research, exploration and development of natural resources, and the exploitation thereof, to establish, hold and operate institutions, experimental stations, laboratories and research associations, to finance, organize, employ and equip expeditions, commissions, experts and agents.

(d)	To apply for, purchase or otherwise acquire and obtain and register rights of use or inspection, to protect, extend and renew, in Israel or abroad, all kinds of patents, patent rights, brevet d’invention, licenses, protections, concessions (hereinafter called “patent rights”) which may, in the opinion of the Company, be conducive to the interests of the Company to use patent rights and work in accordance therewith, to exploit the same in any manner, to enter into any agreement and do any act whatsoever in connection with patent rights; to sell and otherwise dispose of patent rights and to grant licenses and privileges in connection with the same.

(e)	To engage in any scientific, technical and other research work, including research work and experiments for the purpose of improving or attempting to improve any invention and patent rights which the Company shall acquire or desire to acquire.

(f)	To enter into any arrangements with any Governments or authorities, supreme, municipal, local or otherwise, or any corporations, companies or persons that may seem conducive to the attainment of the Company’s objects, or any of them, and to obtain from any such Government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges and concessions which the Company may think desirable, and to carry out, exercise and comply with such contracts, charters, decrees, right, privileges and concessions.

(g)	To receive money, securities, and valuables of all kinds for custody.

(h)	To carry on and undertake any business transaction or operation, commonly carried on or undertaken by promoters of companies, financiers, concessionaires, contractors, capitalists, merchants, or traders, and to carry on any business within the framework of the above objects, or any of them, which may seem to the Company capable of being conveniently carried on in connection with the above objects, or any of them, or calculated, directly or indirectly, to enhance the value of, or render profitable, any of the Company’s property or rights.

(i)	To carry on all kinds of promotion business, and in particular to form, constitute, float, lend money to, assist and control any companies or undertakings whatsoever, and to be and act as a director of any company, in connection with or for the purpose of attaining all or any of the Company’s objects.

(j)	To borrow, raise, secure the payment of, any money, in such manner and on such terms and conditions as the Company may deem fit, and in particular by the issue of debentures, series of debentures, charged upon all or any of the property of the Company, present or future, immovable and movable property, or unpaid capital, and to acquire, release and redeem any such security, to mortgage the immovable property of the Company, and to discharge, release and redeem any such mortgage or charge.

(k)	To purchase, take on lease or in exchange, hire or otherwise acquire, hold, construct, manage, cultivate, develop, sell, let on lease, hire, and generally deal in all manner of lands, buildings, business premises, flats, offices, shops, stores, rights, privileges, concessions, licenses, machinery, plant, stock-in-trade and any movable or immovable property of any kind necessary or convenient for the purpose of, or in connection with, the Company’s business or any branch or department thereof.

(l)	To carry on the business of an investment company in all its branches, and to undertake and transact all kinds of investment business.

(m)	To invest moneys in the purchase or upon the security of shares, stocks, debentures, debenture stock, bonds, mortgages, obligations and securities of any kind, issued or guaranteed by any company of whatever nature and wheresoever constituted or carrying on business, and shares, stocks, debentures, debenture stocks, bonds, mortgages, obligations and other securities issued or guaranteed by any Government, Sovereign Ruler, Commissioners, Trust, Municipal, Local or other Authority or body of whatsoever nature, whether at home or abroad.

(n)	To acquire any shares, stocks, debentures, debenture stocks, bonds, mortgages, obligations and other securities by original subscription, tender, purchase, exchange or otherwise, and to subscribe for the same, either conditionally or otherwise, and to guarantee the subscription thereof; to hold, manage, sell, transfer, mortgage, charge or otherwise deal in the same.

(o)	To lend money and to give advances or credit to, and to guarantee the debts and contracts of, such persons, firms and companies and on such terms and conditions as the Company may deem fit, and, in particular, to customers and other persons having dealings with the Company, and to guarantee and be guarantor for such persons, firms or companies, and to accept from those to whom the Company shall lend money or give credit or guarantee all kinds of guarantees as the Company may deem fit, including mortgages over immovables and movable property, as well as pledges, charges, floating charges or security, and to release and surrender any such securities on such terms as the Company may deem fit.

(p)	To carry on the business of a trust company, in all its branches, and undertake the office of trustee, receiver, executor, administrator, committee, manager, attorney, delegate, substitute, treasurer and any other office or situation of trust or confidence, and to perform and discharge the duties and functions incident thereto, and generally to transact all kinds of trust and agency business, either gratuitously or otherwise.

(q)	To apply for, obtain, acquire, maintain, sell, transfer, utilize and deal in any manner whatsoever in plans, know-how, processes, trade secrets, permits, licenses, concessions, tenements and any other rights, privileges and benefits which may entitle, authorize or assist the Company to carry on any of the businesses which it is authorized to carry on.

(r)	To adopt such means of making known the activities of the Company as may seem expedient, and, in particular, by advertising in the press, by circulars, by publication of books and periodicals, and by granting prizes, rewards and donations.

(s)	To purchase or otherwise acquire and undertake, whether as a going concern or otherwise, the whole or any part of the business, good-will and assets of any person, firm or company carrying on any of the businesses which this Company is authorized to carry on, or any such business, within the framework of the Company’s objects or any of them, the carrying on of which is calculated to benefit this Company or to advance its interests, or possessed of property suitable for the purposes of this Company.

(t)	To amalgamate or merge with any company.

(u)	To promote, establish, concur in the establishment of and subsidize any company for the purpose of acquiring the rights, property and liabilities of the Company, or for any other purpose which might, in the opinion of the Company, be conducive to its interests, either directly or indirectly.

(v)	To enter into partnership or any agreement for sharing of profits, combining of profits or cooperation with any person or company carrying on or entitled to carry on any business or businesses which the Company is entitled to carry on.

(x)	To sell and transfer the undertaking of the Company, in whole or in part, for such consideration as the Company may deem fit, and, in particular, in consideration for shares, debentures or other bonds, to another company having objects similar in whole or in part to the objects of this Company.

(y)	To enter into any contract or agreement and to sign and execute any contract, agreement, deed, document or instrument, in connection with all or any of the Company’s objects.

(z)	To insure the Company, its property, plants, undertakings and business, in whole or in part, against any damage, loss, risk or liability.

(aa)	To distribute all or any of its assets among its members in specie, in accordance with the provisions of the Companies Ordinance.

(bb)	To grants pensions, allowances, gratuities and bonuses to employees, ex-employees and directors of the Company or its predecessors in business, or the dependents of such persons, and to establish and support, or to aid in the establishment and support of, any schools and educational, scientific, literary, religious or charitable institutions or trade societies, whether such institutions or trade societies be solely connected with the business carried on by the Company or its predecessors in business or not, and to institute and maintain any club or other establishment or profit-sharing scheme calculated to advance the interests of the Company or of the persons employed by the Company.

(cc)	To procure the Company to be registered or recognized in any place outside Israel.

(dd)	To do all or any of the acts set out in the *Second Schedule to the Companies Ordinance, and it is hereby declared that any object or power that may be added to the Second Schedule to the Companies Ordinance by any amendment to the Companies Ordinance or otherwise shall be deemed as if expressly added to this Memorandum of Association, provided, however, that any object or power that may be eliminated from the Second Schedule to the Companies Ordinance by virtue of any amendment to the Companies Ordinance or otherwise shall not be deemed to be eliminated from this Memorandum of Association and shall continue to be included herein, save insofar as such object or power is prohibited by the law of Israel for the time being.

(ee)	To do all such other things as are or may be deemed incidental or conducive to the attainment of the above objects or any of them.

(ff)	To do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise, and either alone or in conjunction with others, an either by or through agents, sub-contractors, trustees or otherwise.

* Reference in paragraphs (dd), (gg) and (hh) to “the Second Schedule to the Companies Ordinance” is to the Second Schedule of the Companies Ordinance 1929.

(gg)	And it is hereby agreed and declared that in this Memorandum of Association the following expressions, whether appearing in the Memorandum of Association itself or in the **Second Schedule to the Companies Ordinance, shall have the following meanings:

“person” – includes company and corporation.

“company” or “corporation” – includes, unless it refers to this Company, any other company, cooperative society, any other society, body politic, public or juristic, association, partnership or body of persons, whether incorporated or not incorporated.

“land”– includes any right or interest in or to land, whether registrable or not, buildings, plantations, and everything attached or affixed to and on land.

(hh)	And it is hereby further agreed and declared that, unless it is expressly otherwise stated, each of the objects and powers specified in each of the paragraphs of this Clause, including, having regard to the provisions of paragraph () of this Clause, each of the paragraphs of the **Second Schedule to the Companies Ordinance, is a main and independent object, and shall in no way be limited or restricted by any reference or inference from any other paragraph of this Clause or of the Second Schedule to the Companies Ordinance, or by any reference to or inference from the name of the Company.

3.	The liability of the members is limited.

4.	The share capital of the Company is seven million, two hundred thousand New Israeli Shekels (NIS 7,200,000), divided into sixty million (60,000,000) Ordinary Shares of a nominal value of twelve Agora (NIS 0.12) each, all ranking pari passu.

** See footnote on previous page.

We the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we hereby respectively agree to take the number of shares in the capital of the Company set opposite our respective names:

Names of Subscribers, Address and Descriptions	Number of Shares by Each Subscriber	Signature

SCIENTIFIC TECHNOLOGY LTD.	200,000 Ordinary	/s/ E. Arazi & D. Tolkowsky
Kiryat Weizmann	Shares of IL. 1.- each	with stamp of
Rehovot, Israel		Scientific Technology Ltd.

ELECTRONICS CORPORATION	200,000 Ordinary	/s/ A. Low & U. Goren
OF ISRAEL LTD.	Shares of IL. 1.- each	with stamp of
88 Giborei Israel St.		Electronics Corporation of
Tel-Aviv, Israel		Israel Ltd.

DATE: October 7, 1971	WITNESS TO ABOVE SIGNATURES: Signature of Scientific Technology Ltd. /s/ A. Ben-Porath —————————————— A. BEN-PORATH, Advocate, HAIM ZADOK, BARZEL, DEOUELL & CO. 39 Montifiori Street Tel-Aviv, Israel

Signature of Electronics Corporation of Israel Ltd. /s/ D. Smith —————————————— DAVID SMITH, Advocate